UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to_____________________

Commission file number: 0-16946

LabOne, Inc. Profit Sharing 401(K) Plan

LabOne, Inc.
10101 Renner Blvd
Lenexa, Kansas 66219

(913) 888-1770

LabOne, Inc. Profit Sharing 401(k) Plan

Financial Statements and Schedules
December 31, 2004, 2003 and 2002
(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Plan Benefits, December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits, Years ended
December 31, 2004, 2003 and 2002

Notes to Financial Statements

Schedules

1     Schedule H, line 4(i)-Schedule of Assets (Held at End of Year), December 31, 2004

2     Schedule H, line 4(j)-Schedule of Reportable Transactions, Year ended December 31, 2004

Signatures

Exhibit Index

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Exhibit 32.1: Certification of Chief Executive Officer Pursuant to 18 U.S.C. 'SS' 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2: Certification of Chief Financial Officer Pursuant to 18 U.S.C. 'SS' 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors
LabOne, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the LabOne, Inc. Profit Sharing 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) and Schedule H, line 4(j)-Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 15, 2005

LabOne, Inc. Profit Sharing 401(K) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Cash	$ 2	$ 101,659
Investments (notes 3 and 10)	54,980,485	47,500,118
Participant loans	1,905,453	1,566,403
Total investments	56,885,940	49,168,180
Receivables:
Participants' contributions	436,301	137,166
Employer contributions	196,186	75,904
Total assets	57,518,427	49,381,250
Liabilities:
Excess contributions payable	71,710	55,403
Net assets available for plan benefits	$ 57,446,717	$ 49,325,847

See accompanying notes to financial statements.

LabOne, Inc. Profit Sharing 401(K) Plan

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2004, 2003 and 2002

	2004	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in
fair value of investments	$ 1,357,478	$ 14,818,706	$ (877,296)
Interest	102,759	78,185	75,735
Dividends	1,017,562	218,499	185,581
Total investment income (loss)	2,477,799	15,115,390	(615,980)
Less investment expenses	1,795	5,566	5,514
Net investment income (loss)	2,476,004	15,109,824	(621,494)
Transfer in from affiliated plan (note 1)	—	1,504,146	—
Contributions:
Employee	6,081,614	3,852,586	3,351,144
Employer	2,611,137	1,689,824	1,493,041
Rollovers from other investment plans	963,333	168,816	411,341
Total additions	12,132,088	22,325,196	4,634,032
Deductions from net assets attributed to: Distributions to participants	(4,011,218)	(2,034,493)	(1,243,388)
Net increase	8,120,870	20,290,703	3,390,644
Net assets available for plan benefits:
Beginning of year	49,325,847	29,035,144	25,644,500
End of year	$ 57,446,717	$ 49,325,847	$ 29,035,144

See accompanying notes to financial statements.

LabOne, Inc. Profit Sharing 401(K) Plan

Notes to Financial Statements

December 31, 2004, 2003 and 2002

(1) Description of the Plan

(a) Organization

The following description of the LabOne, Inc. Profit Sharing 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan adopted by the board of directors of LabOne, Inc. (the Company) established to cover all full-time employees of the Company. The Plan was effective January 1, 1987. Employees of the Company are eligible for participation at the beginning of each calendar quarter following the date the employee completes five hundred hours of service, attains age 20 1/2, and completes six consecutive months of employment or one year of eligibility service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participating employees to exclude their contributions from current taxable income. Contributions made by the Company and participating employees will not be required to be included in the employees' taxable income until the year of withdrawal from the Plan.

(b) Contributions

Participant contributions - The Plan establishes a qualified cash or deferred arrangement permitting eligible employees to authorize the Company to make tax-deferred salary reduction contributions on their behalf up to 15% (10% prior to January 1, 2002) of their annual earnings, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (the Code) (not to exceed $13,000 in 2004 and $12,000 in 2003). Additionally, new legislation allows participants who will attain the age of 50 during 2004 and 2003 to contribute an additional $3,000 and $2,000 catch-up contribution, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may elect to change their investment allocations daily and may elect to transfer funds between accounts throughout the year.

Severance pay for highly compensated employees is not considered compensation for Plan purposes. Therefore, highly compensated employees are restricted from making Plan contributions from severance pay.

Employer contributions - The Company has the discretion to contribute up to an additional 50% of each participant's contributions, not to exceed 10% of the participant's annual compensation. The Company elected to contribute the maximum amount for 2004, 2003, and 2002. Since 1987, all Company contributions have been invested in Company common stock.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may transfer funds between accounts at any time upon notification to the Plan record keeper, JPMorgan Chase. Prior to 2002, participants could not allocate Company contributions to other investment options, as they were required to be invested in Company common stock. In 2002, the Plan was amended to allow participants with at least three years of vested service to allocate up to 50% of the Company stock held in their account to other investment options offered by the Plan. Beginning January 1, 2003, all participants may allocate all vested shares of Company stock to other investment options offered by the Plan.

(d) Obligations for Benefits

Distributions of vested balances are available upon termination, subject to the approval of the plan administrator, retirement at or after age sixty-five, death, or permanent and total disability. Distributions can be made in either a lump sum or annuity to designated beneficiaries and joint survivors. A participant may at any time withdraw any portion of his or her employee account upon showing financial hardship, as permitted by the Code.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Through December 31, 2001, participants became 100% vested in Company contributions after completing five years of service. In 2002, the vesting schedule was amended to allow participants 100% vesting after completion of three years. Each participant is 100% vested in the employer contributions upon disability, death, or attainment of age sixty-five while employed by the Company.

(e) Loans to Participants

Loans to participants may be authorized by the Plan's Administrative Committee. The amount may not be less than $500 and may not exceed one-half of the participants' vested account balances (limited to $50,000). Loans must carry a reasonable rate of interest defined as not less than the prime rate plus 1% on the date of the last day of the month preceding loan issuance. The loan repayment period may vary from one to five years.

(f) Forfeitures

Forfeitures represent the nonvested portion of participant account balances upon termination. Forfeited amounts are applied to reduce future Company contributions. During 2004, 2003, and 2002, Company contributions were reduced by $131,251, $103,000, and $119,073, respectively, due to forfeited nonvested accounts. The balance of unallocated forfeitures to be used to offset future Company contributions was $19,764 and $112,882 at December 31, 2004 and 2003, respectively.

(g) Transfer in from Affiliated Plan

On December 1, 2002, the Company acquired all the outstanding stock of Central Plains Laboratories, LLC. Effective July 1, 2003, the Central Plains Laboratories, LLC Profit Sharing 401(k) Plan was merged with the Plan and the remaining assets of $1,504,146 were transferred to the Plan. Following the merger, participants directed the allocation of the remaining assets among the various investment options offered by the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation

The Plan's investments are held in a bank trust account. Investments in securities are stated at fair value, except for the common commingled trust (see note 10). The fair value of marketable securities is based upon quotations from national securities exchanges. Plan assets include investments in common stock of the Company. Net appreciation (depreciation) in fair value of investments includes both realized and unrealized gains and losses on securities held by the funds. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Investments

The following table presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:

	2004	2003
Company common stock	$ 24,166,217	$ 24,628,390
American Century Mutual funds:
Ultra Fund	8,436,806	7,114,406
Value Fund	5,390,000	4,008,949
International Growth Fund	3,087,360	2,195,170
Premium Capital Reserve Fund	—	2,667,602
Equity Growth Fund	3,759,322	2,554,075
American Century Stable Asset Fund, commingled trust	3,655,017	—

During the years ended December 31, 2004, 2003, and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003	2002
American Century Mutual funds	$ 1,748,011	$ 3,313,562	$ (2,491,034)
Company common stock	(390,550)	11,505,144	1,613,738
	$ 1,357,461	$14,818,706	$ (877,296)

At June 8, 2005, the fair value of the 754,251 shares of common stock of the Company held by the Plan at December 31, 2004 was $30,170,040.

(4) Investment in Company Common Stock

Company contributions are invested in Company common stock. Employees can also elect to invest their contributions in Company common stock. Information about the net assets and the significant components of the changes in net assets relating to both the nonparticipant- and participant-directed investment in Company common stock for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of Company common stock	$ (390,550)	$11,505,144	$ 1,613,738
Interest	2,096	499	538
Total investment income (loss)	(388,454)	11,505,643	1,614,276
Less investment expenses	147	128	195
Net investment income (loss)	(388,601)	11,505,515	1,614,081
Contributions:
Participant	1,011,951	592,004	538,541
Employer	2,622,106	1,738,698	1,660,474
Total additions	3,245,456	13,836,217	3,813,096
Deductions from net assets attributed to:
Distributions to participants	(1,664,153)	(639,679)	(509,514)
Loans to participants	(153,777)	(73,460)	(157,657)
Loan repayments	110,106	69,513	46,156
Transfers between funds	(2,101,464)	(2,383,267)	(549,169)
Total deductions	(3,809,288)	(3,026,893)	(1,170,184)
Net increase (decrease)	(563,832)	10,809,324	2,642,912
Net assets available for plan benefits:
Beginning of year	24,730,049	13,920,725	11,277,813
End of year	$ 24,166,217	$ 24,730,049	$ 13,920,725

(5) Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated November 7, 2002, stating that the Plan meets the requirements of Section 401(a) of the Code and the trust is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6) Administrative Costs

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for the Plan are paid by the Company.

(7) Related-Party Transactions

Investments include cash at JPMorgan Chase. JPMorgan Chase is the record-keeper and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also holds shares of Company common stock.

(8) Reconciliation of Financial Statements to Form 5500

At December 31, 2004 and 2003, participants whose account balances totaled $17,038 and $394,717, respectively, notified the plan administrator that they had elected to withdraw from the Plan. These amounts are presented herein as a component of net assets in the accompanying financial statements, but are presented as liabilities of the Plan on Form 5500.

The following is a reconciliation of net assets available for plan benefits from the financial statements to the Form 5500 at December 31, 2004 and 2003:

	2004	2003
Net assets available for plan benefits per the financial statements	$ 57,446,717	$ 49,325,847
Amounts allocated to withdrawing participants	(17,038)	(394,717)
Net assets available for plan benefits per the Form 5500	$ 57,429,679	$ 48,931,130

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Distributions to participants per the financial statements	$ 4,011,218	$ 2,034,493	$ 1,243,388
Add amounts allocated to withdrawing participants at end of year	17,038	394,717	32,565
Less amounts allocated to withdrawing participants at beginning of year	(394,717)	(32,565)	(224,602)
Distributions paid to participants per the Form 5500	$ 3,633,539	$ 2,396,645	$ 1,051,351

(9) Plan Termination

The Plan is subject to the provisions of the ERISA. Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants would become 100% vested in their employer contributions.

(10) Investment in Commingled Trust

In 2004, the Plan entered into a benefit-responsive commingled trust. The trust is the American Century Stable Asset Fund and maintains the contributions in a general account. The account is adjusted periodically to reflect the performance of the underlying investment securities less any expenses of the Plan. The trust is included in the financial statements at contract value as reported to the Plan by the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Schedule 1

LabOne, Inc. Profit Sharing 401(K) Plan

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

	Number		Current
Description of investment	of units	Cost	value
Common stock:
LabOne, Inc. **	754,251	12,555,297	24,166,217
Mutual funds:
American Century Investments, Inc.:**
Ultra Fund	285,993	*	8,436,806
Value Fund	729,364	*	5,390,000
International Growth Fund	340,768	*	3,087,360
Premium Diversified Bond Fund	172,191	*	1,759,792
Equity Growth Fund	170,259	*	3,759,322
Strategic Allocation: Conservative Fund	125,961	*	704,123
Strategic Allocation: Moderate Fund	294,158	*	1,991,449
Strategic Allocation: Aggressive Fund	225,311	*	1,737,146
JP Morgan MCV Select	4,473	*	99,196
STI Classic Small Cap Value	7,528	*	157,080
Artisan Funds Small Cap	1,934	*	36,977
Commingled Trust **
American Century Stable Asset Fund	3,655,017	*	3,655,017
			54,980,485
Loans to participants (interest rates on outstanding loans
at December 31, 2004, varied from 5% to 10.5%) **	1,905,453	*	1,905,453
Total investments			$ 56,885,938

* In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.
**Party-in-interest.

See accompanying report of independent registered public accounting firm

Schedule 2

LabOne, Inc. Profit Sharing 401(K) Plan

Schedule H, line 4(j) - Schedule of Reportable Transactions

Year ended December 31, 2004

				Current
				value of
				asset on
			Cost	trans-
	Purchase	Selling	of	action	Gain
	price	price	asset	date	(loss)
LabOne, Inc. common stock *	$ 4,228,355	—	4,228,355	4,228,355	—
LabOne, Inc. common stock *	—	2,592,777	2,216,721	2,592,777	376,056
* Party-in-interest.

See accompanying report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LabOne, Inc. Profit Sharing 401(K) Plan

Date: June 27, 2005	By /s/ W. Thomas Grant W. Thomas Grant Benefits Administrative Committee Member

Date: June 27, 2005	By /s/ John W. McCarty John W. McCarty Benefits Administrative Committee Member

Exhibit Index

Exhibit #             Description

Exhibit 23:       Consent of Independent Registered Public Accounting Firm

Exhibit 32.1:    Certification of Chief Executive Officer Pursuant to 18 U.S.C. 'SS' 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2:    Certification of Chief Financial Officer Pursuant to 18 U.S.C. 'SS' 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002